December 15, 2009

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Forms 10-Q for Periods Ended
September 30, 2009 and June 30, 2009
File No. 1-33551

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-4631

Dear Mr. Hartz:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated November 20, 2009, regarding our
Forms 10-Q for the Periods Ended September 30, 2009 and June 30, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Forms 10-K and 10-Q.

General

1.	We appreciate your response to our letter dated September 15, 2009, and our related discussion on November 4, 2009. Based on your response and our conversation, we ask that you provide expanded disclosures concerning the performance of, fees in, and activity in, significant funds in order to provide more meaningful and transparent information to readers.

We appreciated the November 4, 2009 opportunity to discuss the Staff’s thoughts on our disclosures in advance of receiving your comment letter and reaffirm our ongoing commitment to provide meaningful and robust disclosures that will benefit the readers of our financial statements. We agree to expand our disclosures regarding the Blackstone Funds, to the extent such funds have a significant impact on our financial results, in our future periodic filings.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. John Hartz

December 15, 2009

Business: Fund Performance Information

2.	Please expand disclosures in future filings to provide readers with a meaningful understanding of the performance of each of your significant funds. Although you are in the best position to determine which funds those may be, we ask that you consider the following criteria. The fund:

•	Had, or is expected to have, a material impact on management fees, or incentive fees in relation to segment results;

•	Comprises a material amount of segment AUM;

•	Had, or is expected to have, material investments, or redemptions in relation to segment AUM; or

•	Had, or is expected to have, material appreciation, or depreciation in relation to segment AUM.

We acknowledge and agree to disclose the information requested by the Staff.

3.	For each significant fund, please identify the fund and describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented, and inception to date returns, for both returned and unreturned funds. Please clearly explain that the returns are those of the funds and not those of The Blackstone Group L.P.

We acknowledge and agree to disclose the information regarding fund returns requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	We note from your response that for each period presented, the changes in management fees, performance fees/reversals and the investment income of certain funds appear to have had a significant impact on your segment Economic Net Income or Loss. We believe that a more rigorous discussion, including identification of particular funds and the related changes described above, would provide a more meaningful discussion to readers. That discussion may also include, for any individual fund, if material:

•	Whether a specific threshold and/or realization event has been met in determining any incentive fee, if applicable;

•	The reasonable likelihood of attaining the thresholds in future periods. This could include a discussion about the high-water marks on a fund; and

•

The amount of actual reversals recorded and potential claw-backs. For example, quantifying the amount of claw-backs that would be required to be repaid if the fund were liquidated at its net asset value.

We acknowledge and agree to disclose the information regarding the identification of individual fund’s impact on segment results requested by the Staff.

Mr. John Hartz

December 15, 2009

5.	As we discussed, if information about a specific investment held within a fund is material to an understanding of your results of operations, you will identify that investment and quantify the impact such investment had during the period, or otherwise disclose any material information concerning that specific investment. On a forward-looking basis, if information about a specific investment is material to an understanding of your future operations, please disclose that information.

We acknowledge and agree to disclose the information requested by the Staff.

6.	If in the future, you experience inflows, outflows or market appreciation/depreciation that have a significant impact on your fees or AUM, provide a discussion about that activity, and where material, identify the particular funds and their impact. That discussion should also include for any individual fund, if material:

•

The policy concerning redemptions. For example, disclose whether shareholders of funds are required to give advance notice prior to redemption and if so, the extent of notice required. Disclose whether you have suspended redemption requests. Provide an explanation for any suspensions and when you expect to lift the suspension; and

•

The extent of any significant changes in AUM after the balance sheet date but prior to filing your Form 10-K or 10-Q. Quantify the portion of the change that was attributable to performance as opposed to redemptions/investments. Disclose which investment types, segments, or individual investments were most significantly impacted. For any of these significant changes, disclose and quantify the impact on future results of operations and cash flows.

We acknowledge and agree to disclose the information requested by the Staff.

7.	Based on our discussion, you have agreed to make these disclosures in your Form 10-K for the year ended December 31, 2009 and to provide us with sample disclosures reflecting the above changes for the third quarter ended September 30, 2009. We look forward to your response to these comments and the sample disclosures.

In response to the Staff’s Comment No. 3 regarding fund investment and strategy information, please see Exhibit A for our revised disclosure for the Part I. Item I. Business, Business Segments, Corporate Private Equity Segment section from page 6 of our 2008 Annual Report on Form 10-K. We will provide similar disclosures for our Real Estate and Credit and Marketable Alternatives segments in our 2009 Annual Report on Form 10-K.

In response to the Staff’s Comment No. 4 requesting the disclosure of amounts related to clawback, please see Exhibit B.

In response to the Staff’s Comment No. 6 concerning redemptions from the Blackstone Funds, please see Exhibit C for our revised disclosure from Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Key Financial Measures and Indicators, Operating Metrics, Assets Under Management from page 47 of our September 30, 2009 quarterly filing on Form 10-Q. Prospectively, we will disclose any Blackstone Funds that have suspended redemptions.

All other sample disclosures requested by the Staff have been provided under separate cover.

* * *

Mr. John Hartz

December 15, 2009

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Lisa Haynes, Staff Accountant

Mr. John Hartz

December 15, 2009

Exhibit A

Information in Response to Comment No. 3

In response to the Staff’s comment, the following is revised disclosure for the Part I. Item I. Business, Business Segments, Corporate Private Equity Segment section from page 6 of our 2008 annual report on Form 10-K.

Corporate Private Equity Segment

Our Corporate Private Equity segment, established in 1987, is a global business with approximately 110 investment professionals and offices in New York, London, Menlo Park, Mumbai, Hong Kong and Beijing. We are a world leader in private equity investing, having managed five general private equity funds as well as one specialized fund focusing on communications-related investments. In addition, we are in the process of raising our seventh private equity fund. From an operation focused in our early years on consummating leveraged buyout acquisitions of U.S.-based companies, we have grown into a business pursuing transactions throughout the world and executing not only typical leveraged buyout acquisitions of seasoned companies but also transactions involving growth equity or start-up businesses in established industries, minority investments, corporate partnerships, distressed debt, structured securities and industry consolidations, in all cases in strictly friendly transactions. Our Corporate Private Equity segment’s multi-dimensional investment approach is guided by several core investment principles: corporate partnerships, sector expertise, a contrarian bias (e.g., investing in out-of-favor / under-appreciated industries), global scope, distressed securities investing, significant number of exclusive opportunities, superior financing expertise, operations oversight and a strong focus on value creation. Our existing Corporate Private Equity funds, the Blackstone Capital Partners (“BCP”) funds, invest primarily in control-oriented privately negotiated investments and generally utilize leverage in consummating the investments they make and seek to achieve returns in excess of comparable public market indexes such as the S&P 500 index. As of December 31, 2008, our Corporate Private Equity segment, comprised of the following funds, had $23.93 billion of assets under management, or 25% of our total assets under management.

For more information concerning the revenues and fees we derive from our Corporate Private Equity segment, see “—Incentive Arrangements / Fee Structure” in this Item 1.

Mr. John Hartz

December 15, 2009

Exhibit B

Information in Response to Comment No. 4

In response to the Staff’s request for the disclosure of amounts related to potential clawback, please see below for our revised disclosure from Part I. Item 1. Financial Statements, Notes to the Condensed Consolidated Financial Statements, Note 11. Commitments and Contingencies, from pages 31-32 of our September 30, 2009 quarterly filing on Form 10-Q.

Contingent Obligations (Clawback) — Included within Net Gains (Losses) from Fund Investment Activities in the Condensed Consolidated Statements of Operations are gains from Blackstone Fund investments. The portion of net gains (losses) attributable to non-controlling interest holders is included within Non-Controlling Interests in Income of Consolidated Entities. Net gains (losses) attributable to non-controlling interest holders are net of carried interest earned by Blackstone. Carried interest is subject to clawback to the extent that the carried interest received to date exceeds the amount due to Blackstone based on cumulative results.

The actual clawback liability, however, does not become realized until the end of a fund’s life except for our real estate funds which may have a clawback liability come due one year after a realized loss is incurred, depending on the fund. The lives of the carry funds with a potential clawback obligation, including available contemplated extensions, are currently anticipated to expire at various points beginning toward the end of 2012 and extending through 2018. Further extensions of such terms may be implemented under given circumstances.

At September 30, 2009, the current cash clawback obligation of the Blackstone general partners to the limited partner investors of the corporate private equity, real estate and credit-oriented funds is zero. For financial reporting purposes, however, the general partners have reflected reserves for potential clawback obligations to the limited partners of some of the carry funds due to changes in the unrealized value of a fund’s remaining investments and where the fund’s general partner has previously received carried interest distributions with respect to such fund’s realized investments.

As of September 30, 2009, the clawback obligations, which are not currently due, were $500.4 million, of which $219.8 million related to Blackstone Holdings and $280.6 million related to current and former Blackstone personnel. As of December 31, 2008, such obligations were $260.0 million, of which $109.8 million related to Blackstone Holdings and $150.2 million related to current and former Blackstone personnel. The Accrual for Potential Repayment of Previously Received Performance Fees and Allocations is included in Due to Affiliates.

Mr. John Hartz

December 15, 2009

The following table presents the clawback obligations by segment:

	September 30, 2009			December 31, 2008
Segment	Blackstone Holdings	Current and Former Personnel	Total	Blackstone Holdings	Current and Former Personnel	Total
	(Dollars in Millions)
Corporate Private Equity	$67.7	$131.1	$198.8	$63.6	$118.9	$182.5
Real Estate	152.1	149.5	301.6	46.0	31.2	77.2
Credit and Marketable Alternatives	—	—	—	0.2	0.1	0.3

Total	$219.8	$280.6	$500.4	$109.8	$150.2	$260.0

A portion of the carried interest paid to current and former Blackstone personnel is held in segregated accounts in the event of a cash clawback obligation. These segregated accounts are not included in the condensed consolidated financial statements of the Partnership, except to the extent a portion of the assets held in the segregated accounts may be allocated to a consolidated Blackstone fund of hedge funds. At September 30, 2009, $473.4 million was held in segregated accounts for the purpose of meeting any clawback obligations of current and former personnel if such payments are required.

Mr. John Hartz

December 15, 2009

Exhibit C

Information in Response to Comment No. 6

In response to the Staff’s comment regarding redemption policies, please see below our disclosure from Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Key Financial Measures and Indicators, Operating Metrics, Assets Under Management from page 47 of our September 30, 2009 quarterly filing on Form 10-Q.

In response to the Staff’s comment concerning significant changes in Assets Under Management after the balance sheet date, we will include appropriate disclosure to the extent that such changes are significant to the Assets Under Management of any of our segments.

Operating Metrics

Assets Under Management. Assets Under Management refers to the assets we manage. Our Assets Under Management equal the sum of:

(1)	the fair value of the investments held by our carry funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair value of co-investments arranged by us that were made by limited partners of our funds in portfolio companies of such funds and as to which we receive fees or a carried interest allocation);

(2)	the net asset value of our funds of hedge funds, hedge funds and our closed-end mutual funds;

(3)	the fair value of assets we manage pursuant to separately managed accounts; and

(4)	the amount of capital raised for our CLOs.

Our carry funds are commitment-based drawdown structured funds that do not permit investors to redeem their interests at their election. Interests related to our funds of hedge funds and certain of our credit-oriented funds are generally subject to annual, semi-annual or quarterly withdrawal or redemption by investors upon advance written notice, with the majority of our funds requiring from 60 days up to 95 days depending on the fund and the liquidity profile of the underlying assets. Investment advisory agreements related to separately managed accounts may generally be terminated by an investor on 30 to 90 days’ notice.